Execution Version

UNDERWRITING AGREEMENT

March 2, 2022

Osisko Development Corp.

1100 Avenue des Canadiens-de-Montréal
Suite 300

Montréal, Québec
H3B 2S2

Attention: Sean Roosen, Chair & Chief Executive Officer

Dear Mr. Roosen:

Eight Capital, BMO Nesbitt Burns Inc., and National Bank Financial Inc., as co-lead underwriters and joint bookrunners (the "Lead Underwriters"), together with Canaccord Genuity Corp., RBC Capital Markets, PI Financial Corp., and Desjardins Securities Inc. (together with the Lead Underwriters, the "Underwriters") understand that Osisko Development Corp. (the "Company") proposes to create, issue and sell to or at the direction of the Underwriters: (i) 9,525,850 units of the Company (the "Units"); and (ii) 10,699,150 subscription receipts of the Company (the "Subscription Receipts", and together with the Units, the "Offered Securities") for an aggregate amount of 20,225,000 Offered Securities, having the terms described herein, at a price of C$4.45 per Offered Security (the "Offering Price") for aggregate gross proceeds to the Company of C$90,001,250 (the "Offering").

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby severally, and not jointly, nor jointly and severally, agree to purchase from the Company and, by the acceptance of this Agreement, the Company agrees to sell to the Underwriters, at the Closing Time (defined below) and in accordance with Section 20 hereof, all, but not less than all, of the Offered Securities, each at the Offering Price per Offered Security. The Offering will be completed on a private placement basis in the Selling Jurisdictions pursuant to exemptions from prospectus requirements of Securities Laws (defined below). The Company agrees that, other than with respect to sales to Qualified Institutional Buyers (defined below) in the United States (defined below) in compliance with the exemption from registration provided by Rule 144A under the U.S. Securities Act (defined below), the Underwriters shall have the right to cause the Offered Securities to be purchased by substituted Purchasers (defined below) in place of the Underwriters, and that the obligation of the Underwriters to purchase the Offered Securities shall, upon completion and settlement of such sales, be reduced by an amount equal to the number of Offered Securities purchased by such Purchasers from the Company. The Underwriters may offer and sell Offered Securities, acting through their U.S. Affiliates (defined below), solely to Qualified Institutional Buyers in the United States in compliance with the exemption from registration provided by Rule 144A under the U.S. Securities Act and applicable state securities laws, and in the manner contemplated by this Agreement, including in compliance with Schedule "A" hereto.

Each Unit shall consist of one Common Share (defined below) (a "Unit Share") and one Common Share purchase warrant of the Company (a "Unit Warrant"). The Subscription Receipts will be created pursuant to a subscription receipt agreement (the "Subscription Receipt Agreement") among the Company, Eight Capital, on behalf of the Underwriters, and TSX Trust Company, as subscription receipt agent (the "Subscription Receipt Agent"), to be dated as of the Closing Date. If the Escrow Release Conditions (defined below) have been satisfied prior to the Termination Date (defined below), each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration or further action on the part of the holders of the Subscription Receipts, one Common Share (a "SR Share") and one Warrant (an "SR Warrant", and together with the Unit Warrants, the "Warrants").

Each Warrant shall entitle the holder thereof to acquire one additional Common Share (a "Warrant Share") at a price of $7.60 per Warrant Share for a period of 60 months following the Closing Date (defined below), subject to adjustments. The Warrants will be created pursuant to a warrant indenture (the "Warrant

Indenture") among the Company and TSX Trust Company, as warrant agent (the "Warrant Agent"), to be dated as of the Closing Date.

The Underwriters shall have an option (the "Underwriters' Option"), which Underwriters' Option may be exercised in the Underwriters' sole discretion and without obligation, to purchase up to 3,033,750 additional Units and/or Subscription Receipts, each at the Offering Price per Offered Security, for additional proceeds of up to $13,500,187.50. The Underwriters' Option shall be exercisable by the Underwriters at any time up to 48 hours prior to the Closing Date, after which time the Underwriters' Option shall be void and of no further force and effect. If exercised, any Offered Securities issued upon exercise of the Underwriters' Option shall be deemed to form part of the Offering for the purposes hereof. Unless the context otherwise requires, all references to the "Offering", "Units", "Unit Shares", "Warrants", "Warrant Shares" "Subscription Receipts", "SR Shares", "SR Warrants" shall include any securities issued in connection with the exercise of the Underwriters' Option.

The Company will use its commercially reasonable efforts to prepare and file, in accordance with the terms hereof, the Preliminary Prospectus and the Final Prospectus and all other necessary documents in order to qualify the SR Shares and SR Warrants issuable upon the conversion of the Subscription Receipts to Purchasers resident in, or otherwise subject to the Canadian Securities Laws, on or before the closing of the Acquisition (defined below).

In consideration of the Underwriters' services to be rendered in connection with the Offering, the Company agrees to pay the Commission to the Underwriters as set forth in Section 15. In respect of the Units, all of the Commission shall be payable by the Company on the Closing Date. In respect of the Subscription Receipts, 50% of the Commission shall be payable by the Company on the Closing Date and the remaining 50% shall be payable on the Escrow Release (defined below). For greater certainty, if a Termination Event occurs, the Underwriters shall only be entitled to receive 50% of the Commission relating to sales of the Subscription Receipts. All of the Eligible Expenses (defined below) shall be payable on the Closing Date.

At the Closing Time and subject to the foregoing paragraph, the gross proceeds from the sale of Subscription Receipts will be deposited into escrow with the Subscription Receipt Agent and shall be invested, if at all, in short-term investment grade debt obligations of, or guaranteed by, the Government of Canada (and other approved investments), or otherwise invested in such manner as is acceptable to the Company and Eight Capital, on behalf of the Underwriters, pending satisfaction of the Escrow Release Conditions.

If the Escrow Release Conditions are satisfied prior to the Escrow Release Deadline (defined below), upon receipt of proper notice thereof in accordance with the terms of the Subscription Receipt Agreement (the "Escrow Release"), the Subscription Receipt Agent shall immediately release and pay to: (i) the Company, an amount equal to the Escrowed Funds (defined below) held by the Subscription Receipt Agent less the remaining 50% of the Commission; and (ii) the Underwriters, the remaining 50% of the Commission.

In the event that: (i) the Escrow Release Conditions are not satisfied on or before the Escrow Release Deadline; (ii) the Acquisition is terminated prior to the Escrow Release Deadline; or (iii) the public announcement by the Company, or the notice by the Company to Eight Capital, on behalf of the Underwriters, that: (A) it does not intend to satisfy the Escrow Release Conditions; or (B) the Escrow Release Conditions are incapable of being satisfied by the Escrow Release Deadline (in any case, a "Termination Event", and the date upon which such event occurs, the "Termination Date"), the Subscription Receipt Agent shall return to the holders of the Subscription Receipts an amount equal to the aggregate Offering Price of the Subscription Receipts held by each such holder and their pro-rata portion of interest and other income earned on the Escrowed Proceeds and the Subscription Receipts shall be cancelled, all in accordance with the Subscription Receipt Agreement. If the funds available for distribution by the Subscription Receipt Agent are insufficient to satisfy the amounts required to be paid by the Subscription Receipt Agent, the Company shall fund any shortfall.

The Company agrees that the Underwriters will be permitted to appoint, at its sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, in each case acceptable to the Company, acting reasonably, as its Underwriters to assist with the Offering in the Selling Jurisdictions and that the Underwriters may determine the remuneration payable by the Underwriters to such other dealers appointed by it.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

1. Interpretation

1.1 Unless expressly provided otherwise herein, where used in this Agreement or any schedule attached hereto, the following terms have the following meanings, respectively:

"Acquisition" means the acquisition by the Company, directly or indirectly, of a 100% ownership interest in Tintic pursuant to the Acquisition Agreements;

"Acquisition Agreements" means, collectively, the MIPA and the SPA, and all ancillary agreements relating thereto;

"Acquisition Assets" means the Trixie Mine, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District, to be acquired, directly or indirectly, by the Company pursuant to the Acquisition Agreements;

"affiliate", "associate", "distribution", "material change", "material fact" and "misrepresentation" have the respective meanings ascribed thereto in the Securities Act (British Columbia) in effect on the date hereof;

"Affiliates" means affiliates of the Underwriters;

"Agreement" means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters hereby;

"Bonanza Ledge II Project" means the Company's development-stage Bonanza Ledge II project in British Columbia, Canada;

"Business Day" means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario or Montréal, Québec are not open for business;

"Canadian Securities Laws" means collectively, all Securities Laws of each of the Qualifying Jurisdictions;

"Canadian Securities Regulators" means the applicable Securities Regulator in each of the provinces and territories of Canada;

"Cariboo Gold Project" means the property generally known as the "Cariboo Project" located in the Cariboo Mining District in east-central British Columbia, and as further described in the Cariboo Technical Report;

"Cariboo Technical Report" means the report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" dated October 5, 2020 (effective date of October 5, 2020) and prepared by InnovExplo Inc.;

"CBCA" means the Canada Business Corporations Act;

"Claims" has the meaning ascribed to such term in Section 11.1;

"Closing" means the completion of the sale of the Offered Securities as contemplated by this Agreement and the Subscription Agreements;

"Closing Date" means March 2, 2022, or such other date as the Company and the Underwriters may agree from time to time;

"Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Underwriters may determine;

"Commission" has the meaning ascribed thereto in Section 15.1;

"Common Shares" means the common shares in the capital of the Company;

"Company" has the meaning ascribed thereto on the face page of this Agreement;

"COVID-19 Outbreak" has the meaning ascribed to such term in Section 5.1(vv);

"CRA" means the Canada Revenue Agency;

"Debt Instrument" means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company is a party or otherwise bound and which is material to the Company or as otherwise disclosed to the Underwriters in writing;

"Documents Incorporated by Reference" means all financial statements, related management discussion and analysis, management information circulars, annual information forms, material change reports or other documents filed by the Company, whether before or after the date of this Agreement, that will be incorporated by reference into the Prospectus in accordance with Canadian Securities Laws;

"Eligible Expenses" has the meaning ascribed thereto in Section 12.1;

"Engagement Letter" means the engagement letter between Eight Capital and the Company dated February 8, 2022;

"Environmental Laws" means all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, ordinances, regulations or orders, relating to the protection of the environment, occupational and human health and safety or the treatment, use, processing, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

"Escrow Release" has the meaning ascribed thereto on the face page of this Agreement;

"Escrow Release Conditions" means, collectively:

(i) the completion, satisfaction or waiver of all conditions precedent to the Acquisition in accordance with the Acquisition Agreements; and

(ii) the delivery of a joint notice from the Company and Eight Capital, on behalf of the Underwriters, to the Subscription Receipt Agent confirming that the condition set forth in (i) above has been met or waived.

As a condition precedent to the execution by Eight Capital of the notice referred to in (ii) above, the Chief Executive Officer and Chief Financial Officer of the Company (or such other officers as may be acceptable to Eight Capital) shall certify to the Underwriters that the Escrow Release Conditions (other than that set out in (ii)) have been satisfied.

"Escrow Release Deadline" means 5:00 p.m. (Toronto time) on the date that is 105 days following the Closing Date;

"Escrowed Funds" the Escrowed Proceeds, together with all interest and other income earned thereon, which funds shall be held in escrow by the Subscription Receipt Agent and to be released upon satisfaction of the Escrow Release Conditions on or prior to the Termination Date or in the event of a Termination Event, all in accordance with the Subscription Receipt Agreement;

"Escrowed Proceeds" means the cash amount equal to the aggregate gross proceeds from the sale of Subscription Receipts under the Offering, less (i) 50% of the Commission; and (ii) Eligible Expenses, delivered to the Subscription Receipt Agent to be held in escrow on the terms and subject to the conditions of the Subscription Receipt Agreement;

"Filing Statement" means the Filing Statement on TSXV Form 3D2 submitted to the TSXV in connection with the approval of the RTO Transaction and listing of the Common Shares;

"Final Prospectus" means the final short form prospectus, including all of the Documents Incorporated by Reference, to be prepared by the Company relating to the qualification for distribution of the SR Shares and SR Warrants to Purchasers resident in or otherwise subject to the laws of one of the Qualifying Jurisdictions and for which a Final Receipt has been issued;

"Final Receipt" means the final receipt to be issued by the Principal Regulator, on its own behalf and on behalf of each of the other Canadian Securities Regulators in the Qualifying Jurisdictions in respect of the Final Prospectus, or an amended Final Prospectus, if applicable, pursuant to MI 11-102 and NP 11-202;

"Financial Statements" has the meaning ascribed to such term in Section 5.1(aa);

"Government Official" means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

"Governmental Entity" means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

"Guerrero Properties" means the exploration properties generally known as the Guerrero Properties in Guerrero, Mexico;

"Gross Proceeds" means the aggregate gross proceeds paid by the Purchasers on the Closing Date in connection with the Offering;

"IFRS" means International Financial Reporting Standards issued by the International Accounting Standards Board, namely, the standards, interpretations and the framework for the preparation and presentation of financial statements (in the absence of a standard or interpretation), as adopted in Canada by the Accounting Standards Board of the Chartered Professional Accountants of Canada, that are applicable to the circumstances as of the date of determination, consistently applied;

"including" means including without limitation;

"Indemnified Parties" has the meanings ascribed thereto in Section 10;

"Indemnified Party" has the meaning ascribed to such term in Section 11.1;

"Indemnitor" has the meaning ascribed to such term in Section 11.1;

"Investment Agreement" means the investment agreement as described in the Filing Statement between the Company and Osisko Royalties, and as amended from time to time;

"James Bay Properties" means the exploration properties generally known as the James Bay Properties in Québec, Canada;

"Lead Underwriters" has the meaning ascribed thereto on the face page of this Agreement;

"Leased Premises" means the premises which are material to the Company and which the Company occupies as a tenant;

"Losses" has the meaning ascribed to such term in Section 11.1;

"Management Services Agreement" means the management services agreement as described in the Filing Statement between the Company and Osisko Royalties, and as amended from time to time;

"Material Adverse Effect" means any materially adverse change in or effect on the business, assets or properties, affairs, liabilities (contingent or otherwise), results of operations, capital or condition (financial or otherwise) or prospects of the Company and the Subsidiaries, on a consolidated basis;

"Material Agreement" means any material contract, commitment, agreement (written or oral), instrument, lease or other document (including option agreements), including licence agreements and agreements relating to intellectual property, to which the Company is a party or otherwise bound and which is material to the Company, including but not limited to the Acquisition Agreements;

"Material Property" means the Cariboo Gold Project and all of the mining leases, mining claims, option rights or other legal, beneficial or contractual interest, as applicable, together with any operating licences, permits, assets and other property, relating to the Cariboo Gold Project;

"Material Subsidiary" means Barkerville Gold Mines Ltd.;

"MI 11-102" means Multilateral Instrument 11-102 - Passport System, adopted by the Canadian Securities Regulators;

"MIPA" means the membership interest purchase agreement entered into among the Company, Osisko Utah LLC, and IG Tintic LLC dated January 24, 2022;

"Money Laundering Laws" has the meaning ascribed to such term in Section 5.1(oo);

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"NP 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Regulators;

"OFAC" means the Office of Foreign Assets Control of the U.S. Treasury Department;

"Offered Securities" has the meaning ascribed thereto on the face page of this Agreement;

"Offering" has the meaning ascribed thereto on the face page of this Agreement;

"Offering Documents" means the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

"Offering Price" has the meaning ascribed thereto on the face page of this Agreement;

"Osisko Royalties" means Osisko Gold Royalties Ltd;

"Permit" means any material regulatory approval, licence, permit, approval, consent, certificates, registration, filing or other authorization of or issued by any Governmental Entity under applicable laws, including Environmental Laws and those related to the COVID-19 Outbreak;

"person" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"Preliminary Prospectus" means the preliminary short form prospectus, including all of the Documents Incorporated by Reference, to be prepared by the Company relating to the qualification for distribution of the SR Shares and SR Warrants to Purchasers resident in or otherwise subject to the laws of one of the Qualifying Jurisdictions and for which a receipt has been issued by the Principal Regulator, on its own behalf and on behalf of each of the other Canadian Securities Regulators in the Qualifying Jurisdictions pursuant to MI 11-102 and NP 11-202;

"President's List" has the meaning ascribed thereto in Section 14;

"Principal Regulator" means the British Columbia Securities Commission, as principal regulator pursuant to NP 11-202;

"Properties" means, collectively, the Cariboo Gold Project, the San Antonio Gold Project, the Bonanza Ledge II Project, the James Bay Properties and the Guerrero Properties and all of the mining leases, mining claims, option rights or other legal, beneficial or contractual interest, as applicable, together with any operating licences, permits, assets and other property, relating to such properties contributed to the Company pursuant to the RTO Transaction;

"Prospectus" means, collectively, the Preliminary Prospectus, the Final Prospectus and any amendments thereto;

"Public Record" means, collectively, all of the documents which have been filed by or on behalf of the Company on or after November 23, 2020 and prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Securities Laws on SEDAR (www.sedar.com) under the Company's issuer profile;

"Purchasers" means the Persons who are substituted purchasers in the Selling Jurisdictions who, as purchasers or beneficial purchasers, acquire the Offered Securities by duly completing, executing and delivering the Subscription Agreements and any other required documentation;

"Qualified Institutional Buyer" means "Qualified Institutional Buyer" as such term is defined in Rule 144A;

"Qualification Time" means 12:01 a.m. (Toronto time) on the date that is three Business Days following the date that a Final Receipt is obtained for the Final Prospectus;

"Qualifying Jurisdictions" means, collectively, all of the provinces and territories of Canada in which Subscription Receipts are sold to Purchasers;

"Reporting Provinces" means British Columbia, Alberta, and Québec;

"RTO Transaction" means the reverse takeover of the Company by Osisko Gold Royalties Ltd, which closed on November 25, 2020;

"Rule 144A" means Rule 144A under the U.S. Securities Act;

"San Antonio Gold Project" means the property generally known as the "San Antonio Project" located in Sonora, Mexico, west of the Yaqui River and situated largely within the San Javier Mountain Range (Sierra de San Javier) which is part of the Western Sierra Madre;

"Securities" means the marketable securities contributed to the Company in connection with the RTO Transaction;

"Securities Laws" means all applicable securities laws in the Selling Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such provinces and all rules and policies of the TSXV;

"Securities Regulator" means, in respect of any jurisdiction, the securities regulator or other securities regulatory authority of that jurisdiction;

"Selling Jurisdictions" means, collectively, (i) all of the provinces of Canada; (ii) the United States; and (iii) such other jurisdictions outside of Canada and the United States as the Underwriters and the Company may agree;

"SPA" the share purchase agreement entered into among the Company, Osisko Utah LLC, Ruby Hollow LLC, and Emerald Hollow LLC dated January 24, 2022;

"SR Shares" has the meaning ascribed thereto on the face page of this Agreement;

"SR Warrants" has the meaning ascribed thereto on the face page of this Agreement;

"Subscription Agreement" means the subscription agreement for the Offered Securities, in the form agreed upon by the Company and the Underwriters, for the purchase and sale of the Offered Securities to the Purchasers pursuant to the Offering as contemplated herein and shall include, for greater certainty, all schedules thereto;

"Subscription Receipt Agent" has the meaning ascribed thereto on the face page of this Agreement;

"Subscription Receipt Agreement" has the meaning ascribed thereto on the face page of this Agreement;

"Subscription Receipts" has the meaning ascribed thereto on the face page of this Agreement;

"Subsidiaries" means the subsidiaries of the Company, including 7778953 Canada Inc., 7778961 Canada Inc., Coulon Mines Inc., Sapuchi Minera Holdings Two B.V., Sapuchi Minera, S. de R.L. de C.V.; Barkerville Gold Mines Ltd., 0847423 BC Ltd., Bethlehem Resources (1996) Corporation, Williams Creek Gold Limited, 9852239 Canada Inc., General Partnership Osisko James Bay / Osisko Baie James S.E.N.C., Compania Minera Osisko (Peru) S.A.C., Compania Minera Osisko Mexico, S.A. de C.V. and Minera El Patron, S.A. de C.V., and Osisko Utah LLC;

"subsidiary" has the meaning ascribed thereto in the CBCA;

"Supplementary Material" means, collectively, any amendment to the Preliminary Prospectus, any amendment to the Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Canadian Securities Laws;

"Tax Act" means the Income Tax Act (Canada) and any proposed amendments thereto announced publicly by or on behalf of the Minister of Finance (Canada) on or prior to the date of this Agreement;

"Taxes" has the meaning ascribed thereto in Section 5.1(kk);

"Termination Date" has the meaning ascribed thereto on the face page of this Agreement;

"Termination Event" has the meaning ascribed thereto on the face page of this Agreement;

"Tintic" means Tintic Consolidated Metals LLC;

"TMX Group" means TMX Group Limited;

"Transaction Documents" means this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Acquisition Agreements;

"Transfer Agent" means TSX Trust Company in its capacity as transfer agent and registrar of the Company at its principal office in Toronto, Ontario;

"TSXV" means the TSX Venture Exchange;

"Underlying Securities" means, collectively, the Unit Shares, Warrants, Warrant Shares, SR Shares, and SR Warrants;

"Underwriters" has the meaning ascribed thereto on the face page of this Agreement;

"Underwriters' Option" has the meaning ascribed thereto on the face page of this Agreement;

"Unit Warrant" has the meaning ascribed thereto on the face page of this Agreement;

"Units" has the meaning ascribed thereto on the face page of this Agreement;

"Unit Shares" has the meaning ascribed thereto on the face page of this Agreement;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Affiliates" has the meaning ascribed thereto in Section 2.2;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"Warrant" has the meaning ascribed thereto on the face page of this Agreement;

"Warrant Agent" has the meaning ascribed thereto on the face page of this Agreement;

"Warrant Indenture" has the meaning ascribed thereto on the face page of this Agreement; and

"Warrant Shares" has the meaning ascribed thereto on the face page of this Agreement.

1.2 Division and Headings: The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

1.3 Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereto irrevocably accept and attorn to the exclusive jurisdiction of the courts of the Province of Ontario.

1.4 Currency: Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.5 Schedules: The following are the schedules attached to this Agreement, which schedules are deemed to be a part of this Agreement and are hereby incorporated by reference herein:

Schedule "A"	-	Compliance with United States Securities Laws.

2. Nature of Transaction

2.1 Sale on Exempt Basis. The Company understands that although the offer to purchase the Offered Securities is being made by the Underwriters, the Underwriters will, other than with respect to sales to Qualified Institutional Buyers in the United States in compliance with the exemption from registration provided by Rule 144A under the U.S. Securities Act, endeavour to arrange for substituted Purchasers for the Offered Securities in the Selling Jurisdictions, subject to acceptance by the Company, acting reasonably, of the Subscription Agreements. The Underwriters shall offer for sale and sell the Offered Securities pursuant to the Offering in accordance with the terms of this Agreement, on a private placement basis pursuant to exemptions from the prospectus requirements of applicable Securities Laws. The Underwriters acknowledge that, subject to the conditions contained in Section 8 hereof being satisfied and subject to the rights of the Underwriters contained in Section 10 hereof, the Underwriters shall become obligated to purchase or cause to be purchased all of the Offered Securities. To the extent that substituted Purchasers purchase Offered Securities at the Closing, the Underwriters shall not be obligated to purchase the so purchased by such substituted Purchasers.

2.2 U.S. Sales. The parties to this Agreement acknowledge that the Offered Securities and the Underlying Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any applicable state of the United States. Accordingly, the Company and the Underwriters agree that any offers or to Purchasers in the United States shall be conducted only in the manner specified in Schedule "A" of this Agreement. All actions to be undertaken by the Underwriters in the United States in connection with the matters contemplated herein shall be undertaken through a duly registered U.S. broker-dealer Affiliate (the "U.S. Affiliates") or a U.S. registered broker-dealer that is a member of the selling group engaged in connection with such offer or sale.

2.3 Filings. The Company hereby agrees to comply with all Securities Laws on a timely basis in connection with the Offering and undertakes to file, or cause to be filed, within the periods stipulated under Securities Laws, all forms, documents or undertakings required to be filed by the Company in connection with the issue and sale of the Offered Securities so that the distribution of the Offered Securities may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in the Selling Jurisdictions, and the Underwriters agree to assist the Company to secure compliance with all regulatory requirements in connection with the Offering. All fees payable in connection with such filings shall be paid by the Company.

2.4 Solicitation of Orders. Neither the Company nor the Underwriters shall: (i) provide to prospective purchasers of the Subscription Receipts any document or other material that would constitute an offering memorandum or "future-oriented financial information" within the meaning of Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offered Securities, including but not limited to, causing the sale of the Offered Securities to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Offered Securities whose attendees have been invited by general solicitation or advertising.

3. Representations, Warranties and Covenants of the Underwriters

3.1 Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company and acknowledges that the Company is relying upon such representations and warranties, that:

(a) in respect of the offer and sale of the Offered Securities, the Underwriter will conduct its activities in connection with the Offering in compliance with all Securities Laws and the provisions of this Agreement.

(b) the Underwriter is duly registered pursuant to the provisions of the Securities Laws, and is duly registered or licensed as an investment dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, the Underwriter will act only through members of a selling group who are so registered or licensed.

(c) the Underwriter and its Affiliates and representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Offered Securities in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or otherwise or conducted any seminar or meeting concerning the offer or sale of the Offered Securities whose attendees have been invited by any general solicitation or general advertising.

(d) the Underwriter has not and will not solicit offers to purchase or sell the Offered Securities so as to require the filing of a prospectus (other than the Prospectus), registration statement or offering memorandum with respect thereto or the provision of a contractual right of action under the laws of any jurisdiction.

(e) all offers and sales of Offered Securities to Purchasers in the United States shall be made in compliance with Schedule "A" to this Agreement.

3.2 The Underwriters hereby covenant and agree severally, and not jointly, nor jointly and severally, with the Company: (i) to conduct all activities in connection with the Offering in compliance with Securities Laws and all other laws applicable to the Underwriters (or an Affiliate of the Underwriters); (ii) to obtain from each Purchaser a completed and executed Subscription Agreement (including all certifications, forms and other documentation contemplated thereby or as may be required by securities regulatory authorities) in a form acceptable to the Company and the Underwriters; and (iii) not to solicit, offer, sell, trade, distribute or otherwise do any act in furtherance of a trade of the Offered Securities in such manner as to require registration of the Offered Securities or the filing of a prospectus (other than the Prospectus), offering memorandum or any similar document under the laws of any jurisdiction outside the Selling Jurisdictions or to subject the Company to any continuous disclosure or other similar reporting requirements under the laws of any jurisdiction outside the Selling Jurisdictions to which it is not currently subject.

4. Covenants of the Company

4.1 The Company hereby covenants to the Underwriters and to the Purchasers, and acknowledges that each of them is relying on such covenants in connection with the issuance and sale of the Offered Securities, as follows:

4.1.1 Offering

(a) Due Diligence Process. The Company will, in connection with the Offering, allow the Underwriters and their representatives the opportunity to conduct all due diligence which the Underwriters may reasonably require to be conducted prior to the Qualification Time and will make available its directors, senior management, technical consultants, and legal counsel and will engage its auditors to conduct such procedures as are reasonably required, to answer the questions of the Underwriters in due diligence meetings to be conducted prior to the Qualification Time.

(b) Due Diligence Materials. The Company has made available and provided to the Underwriters (and their counsel), and, on a timely basis, shall make available and provide to the Underwriters (and their counsel), all material agreements, arrangements and understandings in connection with the Acquisition and any of the other transactions contemplated in connection therewith and copies of all written reports produced in the course of its due diligence investigation of the business and affairs of Tintic.

(c) Use of Proceeds. The net proceeds of the Offering will be used to advance the development of the Company's mineral assets, including the Cariboo Gold Project, the San Antonio Gold Project and properties held by Tintic assuming the completion of the Acquisition, and for general corporate purposes.

(d) Notification re: Acquisition Agreements. The Company shall notify the Underwriters in writing of any amendments to the Acquisition Agreements.

(e) Absence of Material Adverse Effect. The Company is not aware, based on its due diligence to date of Tintic and the Acquisition Assets, including financial, legal and technical due diligence, of any fact or circumstance which would be likely to have a Material Adverse Effect on the Company and its subsidiaries on a consolidated basis following completion of the Acquisition.

(f) Closing Deliveries. The Company will use its commercially reasonable efforts to fulfill or cause to be fulfilled, at or prior to the Closing Date, each of the conditions required to be fulfilled by it set out in Section 8.1.

(g) Listing of Common Shares and Warrants. The Company will use its commercially reasonable efforts to obtain the necessary conditional approval of the TSXV to list the Unit Shares, SR Shares and Warrant Shares prior to the Closing Time. The Company will also use its commercially reasonable efforts to obtain the necessary approvals to list the Warrants on the TSXV as soon as reasonably practicable following the Closing Time. For greater certainty, this covenant does not include a requirement to obtain the Final Receipt prior to the Closing Time.

(h) Creation and Issuance of Securities. The Company will fulfill all necessary legal requirements to permit the creation and issuance of the Offered Securities and the Underlying Securities, all as contemplated in this Agreement.

(i) Allotment and Reservation. The Company shall ensure that a sufficient number of Common Shares are allotted and reserved for issuance upon the conversion of the Subscription Receipts and exercises of Warrants from time to time.

(j) Maintain Corporate Existence. For a period of two years after the Closing Date, the Company shall use its commercially reasonable best efforts to remain a corporation validly subsisting under the laws of its jurisdiction of incorporation, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and shall carry on its business in the ordinary course and in compliance in all material respects with all applicable laws, rules and regulations of each such jurisdiction, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company no longer validly subsisting under the laws of its jurisdiction of incorporation so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the rules and policies of the TSXV.

(k) Maintain Reporting Issuer Status. The Company will use its commercially reasonable best efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of the Securities Laws in each of the Reporting Provinces and each other Qualifying Jurisdiction where the Final Prospectus will be filed, until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a "reporting issuer" so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the rules and policies of the TSXV.

(l) Maintain Stock Exchange Listing. The Company will use its commercially reasonable best efforts to maintain the listing of the Common Shares for trading on the TSXV for a period of two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Common Shares ceasing to be listed so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the rules and policies of the TSXV.

(m) Post-Closing Filings. The Company will execute and file with the Securities Regulators, all forms, notices and certificates required to be filed by the Company pursuant to Securities Laws, in the time required by the Securities Laws, including for greater certainty, Form 45-106F1 of NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Underwriters pursuant to the closing conditions set forth in Section 8.1, as are required to be filed by the Company.

4.1.2 Prospectus

(a) Preparation of Prospectus. The Company will allow the Underwriters to participate in the preparation of the Offering Documents that the Company is required to file under applicable Canadian Securities Laws relating to the qualification of the SR Shares and SR Warrants, and prior to the filing of the Offering Documents, allow the Underwriters to conduct all due diligence which they may reasonably require to conduct in order to fulfill their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Offering Documents.

(b) Filing of Prospectus. The Company will use its commercially reasonable efforts to: (i) file the Preliminary Prospectus in each of the Qualifying Jurisdictions as soon as reasonably practicable following the Closing Date; (ii) satisfy all comments of the applicable Canadian Securities Regulators as soon as reasonably practicable after receipt of such comments; (iii) file the Final Prospectus in each of the Qualifying Jurisdictions as soon as reasonably practicable thereafter; and (iv) obtain a Final Receipt on or before the closing of the Acquisition.

(c) Evidence of Filing. The Company will advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplementary Material have been filed and receipts therefor have been obtained pursuant to NP 11-202 and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts.

(d) Offering Documents. The Company hereby covenants, represents and warrants as follows:

(i) all the information and statements to be contained in the Offering Documents shall, at the respective dates of delivery thereof, be true, correct and complete in all material respects, and constitute full, true and plain disclosure of all material facts relating to each of the Offering, the Company, the Subscription Receipts, the SR Shares, and SR Warrants (provided that this representation, warranty and covenant is not intended to extend to information and statements included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriters specifically for use therein);

(ii) no material fact or information will be omitted from the Offering Documents (except facts or information relating solely to or provided by the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii) the Offering Documents shall, in all material respects, contain the disclosure required by and conform to all requirements of Canadian Securities Laws.

(e) Supplementary Materials - Prospectus. The Company will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to permit the SR Shares and SR Warrants to be distributed in each of the Qualifying Jurisdictions as contemplated herein.

(f) Additional Steps. The Company will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement.

4.1.3 Distribution Period

(a) Compliance with Canadian Securities Laws. Until the date of the completion of the distribution of the SR Shares and SR Warrants, the Company will ensure that the Offering Documents comply, in all material respects, at all times with applicable Canadian Securities Laws.

(b) Full Particulars. During the period from the date hereof until the completion of the distribution of the SR Shares and SR Warrants, the Company will promptly inform the Underwriters in writing of the full particulars of:

(i) any material change (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, financial condition, operations or prospects of the Company or in respect of the Acquisition Assets, as the case may be;

(ii) any change in any material fact disclosed in the Public Record; and

(iii) any material fact in respect of the Company that had not been previously disclosed to the Underwriters.

The Company shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under the Canadian Securities Laws as a result of such fact or change; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(c) News Releases. During the period commencing on the date hereof and until the completion of the distribution of the SR Shares and SR Warrants, the Company will provide to the Underwriters with drafts of any news releases of the Company in respect of the Offering for their review prior to issuance, and will not publish those news releases (unless otherwise required by Securities Laws) except with the prior approval of the Underwriters, which approval will not be unreasonably withheld or delayed. In addition, if required by Securities Laws, any news release announcing or otherwise referring to the Offering shall comply with the requirements of the U.S. Securities Act and shall include an appropriate notation on each page as follows: "Not for distribution to U.S. news wire services or dissemination in the United States.".

(d) Orders, Rulings, etc. The Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the issuance by any Securities Regulator of any order suspending or preventing the use of any of the Offering Documents or of any proceedings that have been instituted, threatened or contemplated, for any such purposes;

(ii) any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company that has been issued by any Securities Regulator or of any proceedings that have been instituted, threatened or contemplated, for any such purposes;

(iii) any request of any Securities Regulator for any information, or the receipt by the Company of any communication from any Securities Regulator or any other competent authority relating to the Company or which may be relevant to the distribution of the SR Shares or SR Warrants; or

(iv) any requests made by any Securities Regulators for amending or supplementing the Preliminary Prospectus or the Final Prospectus or for additional information,

and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above or, if any such order is issued, to obtain the withdrawal thereof as quickly as possible.

(e) Supplementary Materials - Distribution Period. If during the period of distribution of the SR Shares and SR Warrants there shall be any change in Canadian Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Company shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Canadian Securities Regulators where such filing is required.

(f) Notice of Breach. During the period from the date of this Agreement and until the completion of the distribution of the SR Shares and SR Warrants, the Company shall promptly inform the Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of any breach of any of the representations and warranties in Section 4 of this Agreement.

5. Representations, Warranties and additional Covenants of the Company

5.1 The Company hereby represents and warrants to the Underwriters and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in purchasing the Offered Securities, that:

General Matters

(a) Good Standing of the Company. The Company (i) is existing under the CBCA and is in good standing under the CBCA; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to issue and sell the Offered Securities and create and issue the Underlying Securities and to enter into and carry out its obligations under the Transaction Documents.

(b) Ownership of Subsidiaries. Other than the Securities, the Company does not beneficially own or exercise control or direction over, 10% or more of the outstanding voting shares of any company other than the Subsidiaries. Except as disclosed in the Filing Statement, the Company beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of the Subsidiaries, free and clear of all encumbrances, except as disclosed in the Acquisition Agreements and its accompanying disclosure letters, and the Company is entitled to the full beneficial ownership of all shares in the Subsidiaries. All of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares free and clear of any liens. None of the outstanding securities of any Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of any Subsidiary.

(c) Good Standing of Subsidiaries. Each of the Subsidiaries: (i) has been duly incorporated or otherwise duly exists in its jurisdiction of existence, is up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction, (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, respectively; and (iii) is duly qualified to transact business in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(d) Only Material Subsidiary. The Material Subsidiary is the only material direct or indirect subsidiary of the Company.

(e) Carrying on Business. Each of the Company and the Material Subsidiary, in all material respects, is conducting its business in compliance with all applicable laws, rules and regulations (including all material applicable federal, provincial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or carries on business to enable its business to be carried on as now conducted and it has not received a notice of non- compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance, with any such laws, regulations or permits.

(f) No Proceedings for Dissolution. No proceedings have been taken, instituted or, are pending for the dissolution, liquidation or winding up of the Company or any Subsidiary, other than the liquidations of Williams Creek Gold Limited and 0847423 BC Ltd., which has been authorized in December, 2021.

(g) No Default or Breach. The Company is not in breach or default of, and the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder, and the issue and sale of the Offered Securities and the creation and issue of the Underlying Securities and the grant of the Underwriters' Option, do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company, including the Securities Laws; (B) the constating documents, articles or resolutions of the Company which are in effect at the date hereof; (C) any Material Agreement or Debt Instrument; or (D) any judgment, decree or order binding the Company or the properties or assets of the Company or its Subsidiaries.

(h) Freedom to Compete. Neither the Company nor any Subsidiary is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any Subsidiary to compete in any line of business, transfer or move any of its assets or operations or which would have a Material Adverse Effect.

(i) Share Capital of the Company. The authorized share capital of the Company consists of unlimited number of Common Shares of which, as of the close of business on March 1, 2022, 133,238,455 Common Shares were outstanding as fully paid and non- assessable shares in the capital of the Company.

(j) Absence of Rights. Other than pursuant to the Investment Agreement, any convertible securities outstanding on the date hereof, or rights to acquire securities outstanding pursuant to the Company's security based compensation plans in existence on the date hereof or in connection with this Offering and the Acquisition Agreements, no person has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company, and the Offered Securities and the Underlying Securities upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company.

(k) Common Shares are Listed. The currently issued and outstanding Common Shares are listed and posted for trading on the TSXV and no order ceasing or suspending trading in the Common Shares or prohibiting the sale of the Offered Securities or Underlying Securities has been issued and to the knowledge of the Company, no proceedings, actions, inquiries, or investigations for such purpose has been threatened or are pending.

(l) Stock Exchange Compliance. The Company has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSXV and the Company is currently in compliance with the rules and policies of the TSXV.

(m) Reporting Issuer Status. The Company is a "reporting issuer", not included in a list of defaulting reporting issuers maintained by the Securities Regulators in the Reporting Provinces and in particular, without limiting the foregoing, the Company has in all material respects, complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the Securities Regulators in the Reporting Provinces.

(n) Continuous Disclosure. From and after November 23, 2020, the Company is in compliance in all material respects with its timely and continuous disclosure obligations under Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material change that has occurred since November 23, 2020, which has not been publicly disclosed. The information and statements in the Public Disclosure Record were true and correct in all material respects as of the respective dates of such information and statements and at the time any such documents were filed on SEDAR and, except as may have been corrected by subsequent disclosure, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading. The Company has not filed any confidential material change reports which remain confidential as at the date hereof. To the knowledge of the Company, there are no circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 - Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under Securities Laws.

(o) No Voting Agreements. Except for the Investment Agreement, the Company is not a party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries.

(p) TSX Trust Company. The Transfer Agent, at its principal office in Toronto, Ontario or Montréal, Québec has been duly appointed as the registrar and transfer agent in respect of the Common Shares. TSX Trust Company has also been duly appointed as the Subscription Receipt Agent in respect of the Subscription Receipts and the Warrant Agent in respect of the Unit Warrants and SR Warrants.

(q) Corporate Actions. All necessary corporate action has been taken or will have been taken prior to the Closing Time by the Company so as to validly issue: (i) the Unit Shares, Warrant Shares, and the SR Shares as fully paid and non-assessable Common Shares; and (ii) the Subscription Receipts, the Unit Warrants, and the SR Warrants in accordance with the Subscription Receipt Agreement and Warrant Indenture, as applicable.

(r) Valid and Binding Documents. Each of the execution and delivery of the Transaction Documents and the performance of the transactions contemplated hereby and thereby have been authorized by all necessary corporate action of the Company and upon the execution and delivery thereof shall constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability may be limited by applicable laws in effect in the province of Ontario.

(s) All Consents and Approvals. All consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for: (i) the execution and delivery of the Transaction Documents; (ii) the issuance, creation, sale and delivery of the Offered Securities and the Underlying Securities; and (iii) the consummation of the transactions contemplated hereby and thereby, have been made or obtained, as applicable, other than filings required to be submitted within the applicable time frame pursuant to applicable Securities Laws.

(t) Validly Issued Unit Shares. The Unit Shares have been duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued as fully paid and non-assessable Common Shares.

(u) Validly Issued Unit Warrants. The Unit Warrants have been duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued pursuant to the Warrant Indenture.

(v) Validly Issued Subscription Receipts. The Subscription Receipts have been duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued pursuant to the Subscription Receipt Agreement.

(w) Validly Authorized Underlying Securities. The Underlying Securities have been duly and validly authorized for issuance and when issued and delivered by the Company pursuant to this Agreement, the Subscription Receipt Agreement, and the Warrant Indenture, against payment of the consideration set forth herein, as applicable, will be validly issued.

(x) Material Agreements and Debt Instruments. With respect to the Material Agreements and Debt Instruments:

(i) all Material Agreements and Debt Instruments of the Company and the Subsidiaries required to be filed in accordance with section 12.2 of NI 51-102 have been disclosed in the Public Disclosure Record;

(ii) all of the Material Agreements and Debt Instruments are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof; and

(iii) neither the Company nor any Subsidiary is in material violation, breach or default nor has the Company or any Subsidiary received any notification from any party claiming that the Company or any Subsidiary is in material violation, breach or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in material breach, violation or default of any term under any Material Agreement or Debt Instrument.

(y) Acquisitions and Dispositions. Since November 23, 2020, all acquisitions, dispositions, amalgamations, reorganizations, and other corporate transactions completed by the Company or any Subsidiary, have been, if required, disclosed in the Public Disclosure Record, were completed in material compliance with all applicable corporate and securities laws and all necessary corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with.

(z) No Actions or Proceedings. There are no material actions, suits, proceedings or investigations (whether or not purportedly by or on behalf of the Company or any Subsidiary) currently outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any Subsidiary at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity. There are no judgments or orders against the Company or any Subsidiary which are unsatisfied, nor are there any consent decrees or injunctions to which the Company, the Subsidiaries the Properties, or any assets of the Company or the Subsidiaries are subject.

(aa) Financial Statements. The audited financial statements of the Company for the financial years ended December 31, 2021 and 2020 (the "Financial Statements"), contain no misrepresentations, present fairly, in all material respects, the financial position of the Company and each Subsidiary, as applicable, for the periods then ended and have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved.

(bb) No Material Changes. Except as disclosed in the Public Disclosure Record, since December 31, 2021:

(i) there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries on a consolidated basis, other than budgeted and normal course exploration and development expenditures and in respect of the entering into of the Acquisition Agreements;

(ii) there has not been any material change in the capital stock or long-term debt of the Company and its Subsidiaries on a consolidated basis; and

(iii) the Company and the Material Subsidiary has carried on its business in the ordinary course.

(cc) No Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of the Company which are required to be disclosed and are not disclosed or reflected in the Financial Information.

(dd) Internal Accounting Controls. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ee) Accounting Policies. There has been no change in accounting policies or practices of the Company since December 31, 2021.

(ff) Purchases and Sales. The Company has not approved, is not contemplating and has not entered into any agreement in respect of, nor has knowledge of:

(i) the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or the Material Subsidiary whether by asset sale, transfer of shares, or otherwise, other than in respect of the Acquisition;

(ii) the change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Company or otherwise) of the Company or the Material Subsidiary; or

(iii) a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or shares of the Material Subsidiary.

(gg) No Loans or Non-Arm's Length Transactions. Except as disclosed in the Public Disclosure Record, neither the Company nor any Subsidiary is party to any Debt Instrument nor has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with the Company or any Subsidiary.

(hh) Independent Auditors. The auditors of the Company are independent public accountants as required by the Securities Laws and there has not been any "reportable event" (within the meaning of NI 51-102) with respect to the present auditor or any former auditor of the Company.

(ii) Insurance. The assets of the Company, the Material Subsidiary and their respective business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor the Material Subsidiary has failed to promptly give any notice or present any material claim thereunder.

(jj) Leased Premises. With respect to each of the Leased Premises, the Company or Subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or Subsidiary occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(kk) Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Company or any Subsidiary have been paid, except where the failure to do so would not reasonably be expected to give rise to a Material Adverse Effect. All tax returns, declarations and filings required to be filed by the Company and the Subsidiaries have been timely filed with all appropriate governmental authorities and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or any Subsidiary, except where such examinations, issues or disputes, individually or collectively, would not reasonably be expected to have a Material Adverse Effect.

(ll) Material Compliance with Laws. Each of the Company and the Material Subsidiary is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or carry on business to enable their business to be carried on as now conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which could have a Material Adverse Effect and will at the applicable Closing Time be valid, subsisting and in good standing.

(mm) Anti-Bribery Laws. Neither the Company nor any Subsidiary has, and to the knowledge of the Company, no director, officer, employee, consultant, representative or agent of the foregoing has, (i) violated any anti-bribery or anti-corruption laws applicable to the Company, including but not limited to the Foreign Corrupt Practices Act of 1977 (United States) and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor any Subsidiary has, nor, to the knowledge of the Company, has any director, officer, employee, consultant, representative or agent of foregoing, (i) conducted or initiated any review, audit, or internal investigation that concluded the Company, the Subsidiaries, or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non- compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(nn) Anti-Money Laundering. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial record- keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(oo) OFAC Requirements. Neither the Company nor any Subsidiary has been, nor to the knowledge of the Company, has any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any Subsidiary been or is currently subject to any United States sanctions administered by the OFAC; and the Company will not directly or indirectly use any proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to the Company or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States administered by OFAC.

(pp) Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company or the Material Subsidiary are now, or have ever been, (i) subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange, or (ii) subject to an order preventing, ceasing or suspending trading in any securities of the Company or any other public company.

(qq) Related Parties. Except for the Investment Agreement, the Management Services Agreement or as disclosed in the news release of the Company dated January 25, 2022 in the Public Record, none of the directors, officers or employees of the Company or any Subsidiary, any known holder of more than 10% of any class of shares of the Company or any Subsidiary, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction since November 23, 2020 or any proposed material transaction with the Company or any Subsidiary which, as the case may be, materially affected, is material to or will materially affect the Company and the Subsidiaries.

(rr) Fees and Commissions. Other than the Underwriters (or any members of their selling group) pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(ss) Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to the proceeds of the Offering under the terms of any Debt Instrument, Material Agreement, or other instrument or document (written or unwritten).

(tt) Minute Books and Records. The minute books and records of the Company and the Material Subsidiary contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

(uu) Full Disclosure. All information which has been prepared by the Company relating to the Company, the Subsidiaries and any of their business, properties and liabilities, and either publicly disclosed or provided to the Underwriters and the Public Disclosure Record is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading. To the knowledge of the Company, all information relating to the Acquisition and the Acquisition Assets and either publicly disclosed or provided by the Company to the Underwriters is, as of the date of such information, true and correct in all material respects, and, to the knowledge of the Company, no fact or facts have been omitted therefrom which would make such information misleading.

(vv) COVID-19 Outbreak. Except as mandated by or in conformity with the recommendations of a Governmental Entity, there has been no closure or suspension of operations at the Properties or reduction in workforce productivity of the Company or any Subsidiary as a result of the novel coronavirus disease outbreak (the "COVID- 19 Outbreak"). The Company and the Subsidiaries have been monitoring the COVID- 19 Outbreak and the present and potential impacts at all of their operations and have put appropriate control measures in place to ensure the wellness of all of their employees and surrounding communities where the Company and the Subsidiaries operate while continuing to operate. All activities relating to the suspension and restart of operations at the Properties as a result of the COVID-19 Outbreak have been accurately disclosed in the Public Disclosure Record and no fact or facts have been omitted therefrom which would make such information misleading.

(ww) Investment Company Act. The Company is not required to be registered as an investment company under the United States Investment Company Act of 1940, as amended, and is not relying on any exemption therefrom.

Mining and Environmental Matters

(xx) Only Material Property. The Material Property is the only material property which the Company directly or indirectly owns.

(yy) Properties and Assets. Except as disclosed in the Acquisition Agreements and its accompanying disclosure letters, the Company and the Subsidiaries are the absolute legal and beneficial owners of and have good and marketable title to, all of the properties or assets thereof as described in the Public Disclosure Record, including the Properties, such properties and assets are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights (including surface or access rights) are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted or contemplated to be conducted. The Company does not know of any claim or basis for any claim that might or could adversely affect the right of the Company or the Subsidiaries to use, transfer, access or otherwise exploit such property rights; and, except as disclosed in the Public Disclosure Record, the Company does not have a responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof.

(zz) Material Property and Mining Rights. Except in respect of certain surface rights at the San Antonio Gold Project, the Company and the Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims or other conventional property, proprietary or contractual interests or rights, including access and surface rights, recognized in the jurisdiction in which the Properties are located in respect of the ore bodies and specified minerals located in the Properties in which the Company and the Subsidiaries have an interest as described in the Public Disclosure Record under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and the Subsidiaries to access the Properties and explore and exploit the minerals relating thereto as are appropriate in view of their respective rights and interests therein; except as disclosed to the Underwriters in writing, all such properties, leases, concessions or claims in which the Company and the Subsidiaries have any interests or rights have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing and neither the Company nor any Subsidiary is in default of any of the material provisions of any such agreements, including failure to fulfill any payment or work obligation thereunder, nor has any such default been alleged.

(aaa) Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Company or any Subsidiary holds its properties and assets (including any option agreement or any interest in, or right to earn an interest in, any properties), including the Properties, are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, and neither Company nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. The Properties (and any option agreement or any interest in, or right to earn an interest in, such Properties) are not subject to any right of first refusal or purchase or acquisition rights.

(bbb) No Restrictions. There are no restrictions imposed by any applicable law or by agreement which materially conflict with the proposed development, operation (including, but not limited to, in respect of commercial production related mining activities), and maintenance of the Material Property.

(ccc) No Liens. Neither the Company nor any Subsidiary has received written notice of any claims for construction liens or other liens, charges, encumbrances, security interests or adverse claims with respect to work or services performed or materials supplied to, on or in connection with the Material Property other than liens or encumbrances imposed in the ordinary course of business.

(ddd) No Outstanding Payments. All rentals, payments and obligations (including but not limited to maintenance for the Properties), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the Material Property have been properly recorded and/or timely paid.

(eee) Possession of Permits and Authorizations. The Company and the Material Subsidiary have obtained all Permits necessary to carry on the business of the Company and the Material Subsidiary as it is currently conducted. The Company and the Material Subsidiary are in compliance with the terms and conditions of all Permits except where non-compliance would not reasonably be expected to have a Material Adverse Effect. All of the Permits issued to date are valid, subsisting, in good standing and in full force and effect and neither the Company nor the Material Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Permits nor any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted.

(fff) No Expropriation. No part of the Properties or the mining rights or Permits of the Company or the Material Subsidiary have been taken, revoked, condemned, or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Company, been commenced, threatened, or is pending, nor does the Company have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(ggg) No Asset Impairment. The Company has undertaken an asset analysis as at December 31, 2021 in respect of the Material Property, including all estimates of the mineral resources and mineral reserves reported thereon and, except in respect of the Bonanza Ledge II Project as disclosed in Public Record, has not found any asset impairment and at this time, does not anticipate making any write downs in respect of the Material Property, or any parts thereof.

(hhh) No Indigenous Claims. There are no claims or actions with respect to indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the Properties. There are no land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the Properties, and no material dispute in respect of the Properties with any local or indigenous group exists or, to the knowledge of the Company and the Subsidiaries, is threatened or imminent.

(iii) Community Relationships. The Company and the Subsidiaries maintain good relationships with the communities and persons affected by or located on the Material Property in all material respects, and there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop and operate the Material Property.

(jjj) Government Relationships. The Company and the Subsidiaries maintain good relations with all Governmental Entities in the jurisdiction in which the Material Property is located, or in which such parties otherwise carry on their business or operations. To the knowledge of the Company, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Company or the Subsidiaries from conducting its business and activities in connection with the Material Property, in all material respects, as currently conducted and there exists no actual or, to the knowledge of the Company, threatened termination, limitation, modification or material change in the working relationship with any Governmental Entities.

(kkk) Environmental Matters.

(i) the Company and the Subsidiaries are in material compliance with all Environmental Laws and all operations on the Properties carried on by or on behalf of the Company and the Subsidiaries, have been conducted in all respects in accordance with good mining, exploration and engineering practices;

(ii) neither the Company nor any Subsidiary has used, except in material compliance with all Environmental Laws and Permits, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport, or handle any hazardous substance;

(iii) the Company and the Subsidiaries have not, and to the knowledge of the Company, no predecessor of the Company or any Subsidiary has, received any notice of, or been prosecuted for an offence alleging, non-compliance with any laws, ordinances, regulations and orders, including Environmental Laws, and the Company and the Subsidiaries have not, nor to the knowledge of the Company, has any predecessor company, settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Subsidiaries and nor has the Company or any Subsidiary received notice of any of the same;

(iv) there have been no past unresolved claims, complaints, notices or requests for information received by the Company or any Subsidiary with respect to any alleged material violation of any Environmental Laws, and to the knowledge of the Company, none that are threatened or pending; and no conditions exist at, on or under any properties now or previously owned, operated or leased by the Company or any Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or would have a Material Adverse Effect;

(v) except as ordinarily or customarily required by applicable permit, neither the Company nor any Subsidiary has received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. The Company and the Subsidiaries have not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(vi) there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Subsidiaries except for ongoing assessments conducted by or on behalf of the Company or the Subsidiaries in the ordinary course; and

(vii) there are currently no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any Subsidiary.

(lll) Scientific and Technical Information. The Company and the Subsidiaries are in compliance with the provisions of NI 43-101 and the Company has filed all technical reports in respect of its material properties required thereby, which remain current as at the date hereof. The Cariboo Technical Report complies in all material respects with the requirements of NI 43-101 and there is no new material scientific or technical information concerning the Cariboo Gold Project since the date thereof that would require a new technical report in respect of such property to be issued under NI 43- 101. The Company and the Subsidiaries, or to the knowledge of the Company, any predecessor thereof, made available to the authors of the Cariboo Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by such authors and none of such information contained any misrepresentation at the time such information was provided. The information set forth in the Public Disclosure Record relating to scientific and technical information, including the estimates of the mineral resources of the Cariboo Gold Project, have been prepared in accordance with Canadian industry standards set forth in NI 43-101 and in compliance with Securities Laws. The method of estimating the mineral resources has been verified by mining experts who are "qualified persons" (within the meaning of NI 43-101), all material assumptions underlying the mineral resource estimates are reasonable and appropriate, the information upon which the estimates of mineral resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof.

(mmm) Compliance with Flow-Through Obligations. The Company is not, and has never been, in default of any of its legal obligations in respect of any "flow-through share" financings previously undertaken by the Company.

Employment Matters

(nnn) Employment Laws. The Company and the Subsidiaries are in material compliance with all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment, workers' compensation, occupational health and safety and pay equity and wages, including but not limited to those relating to the COVID-19 Outbreak. There are no material claims, complaints, outstanding decisions, orders or settlements or pending claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers' compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing.

(ooo) Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former director, officer, employee, or consultant of the Company or any Subsidiary, as applicable (the "Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Securities Laws.

(ppp) Record-Keeping. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company and the Subsidiaries.

(qqq) Labour Matters. There is not currently any labour disruption, dispute, slowdown, stoppage, complaint, or grievance outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any Subsidiary which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company or any Subsidiary and no union representation question exists respecting the employees of the Company or any Subsidiary and no collective bargaining agreement is in place or currently being negotiated by the Company or any Subsidiary.

(rrr) No Work Stoppage or Interruptions. There is not currently any actions, proceedings, inquiries, disruptions, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which did or could materially adversely affect the ability to explore, develop and operate the Material Property.

6. Representations, Warranties and Covenants with respect to the Acquisition Assets

6.1 The Company hereby:

(a) confirms that:

(i) the representations and warranties of the Company and Osisko Utah LLC contained in Article 4 of each of the Acquisition Agreements, true copies of which have been provided to the Underwriters, are true and correct in all material respects as of the effective date of such Acquisition Agreements, subject to any qualifications set out therein;

(ii) to the knowledge of the Company, the representations and warranties of IG Tintic LLC, Ruby Hollow LLC, and Emerald Hollow LLC contained in the Acquisition Agreements are true and correct in all material respects as of the effective date of such Acquisition Agreements, subject to the qualifications set out therein;

(iii) as of the date of this Agreement, to the knowledge of the Company, there has been no (A) actual or alleged breach or default by any party of any provisions of the Acquisition Agreements and no event, condition, or occurrence exists which after the notice or lapse of time (or both) would constitute a breach or default by any party to the Acquisition Agreements; or (B) dispute with respect to or termination, cancellation, amendment or renegotiation of the Acquisition Agreements, and, to the knowledge of the Company, no state of facts giving rise to any of the foregoing exists; and

(iv) as of the date of this Agreement, to the knowledge of the Company, no event has occurred or condition exists which will prevent the Escrow Release Conditions from being satisfied prior to the Escrow Release Deadline.

7. Deliveries on Filing and Related Matters.

7.1 The Company shall deliver, or cause to be delivered, to the Underwriters (or Underwriters' counsel, as applicable):

(a) prior to the filing of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material with the Canadian Securities Regulators, a copy of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material signed by the Company as required by applicable Canadian Securities Laws;

(b) prior to the filing of any Supplementary Material with the Canadian Securities Regulators, a copy of such Supplementary Material required to be filed by the Company in compliance with applicable Canadian Securities Laws;

(c) concurrently with the filing of the Final Prospectus with the Securities Regulators, a "long form" comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company from the Company's auditors with respect to financial and accounting information relating to the Company contained in the Final Prospectus, which letter shall be based on a review by the Company's auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the auditors' consent letter addressed to the Securities Regulators;

(d) cause commercial copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material to be delivered to the Underwriters without charge, in such numbers and in such locations as the Underwriters may reasonably request by written instructions to the Company's financial printer of the Preliminary Prospectus and the Final Prospectus. Such delivery shall be effected as soon as possible and, in any event, on or before the date which is one Business Day for deliveries to be made in Toronto, Ontario and two Business Days for deliveries to be made outside of Toronto, Ontario after the Principal Regulator, has issued a receipt in accordance with NP 11-202 in respect of the Preliminary Prospectus and the Final Prospectus, and on or before a date which is two Business Days after the Securities Regulators issue receipts, in respect of or accept for filing, as the case may be, any Supplementary Material;

(e) concurrently with, or prior to the filing of, the Final Prospectus, unless otherwise indicated:

(i) a copy of any document filed with, or delivered to, the Securities Regulators by the Company under applicable Canadian Securities Laws with the Final Prospectus;

(ii) a certificate dated the date of the Final Prospectus, addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of the Company, certifying for and on behalf of the Company, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(A) the Company having materially complied with all of the covenants and satisfied all of the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the date of the Final Prospectus;

(B) no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the issue of the Subscription Receipts or the SR Shares or SR Warrants or any of the Company's issued securities, having been issued, and no proceeding for such purpose being threatened or, to the knowledge of such officers, pending;

(C) the representations and warranties of the Company contained in this Agreement and in any certificates of the Company delivered pursuant to or in connection with this Agreement being true and correct in all material respects as at the date of the Final Prospectus (other than those that speak to a specific time, in which case they shall have been true and correct in all material respects at such time), with the same force and effect as if made on and as at the date of the Closing Date, after giving effect to the transactions contemplated by this Agreement; and

(D) since the Closing Time, there having been no material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), capital, business or results of operations of the Company and the Subsidiaries, on a consolidated basis, other than in respect of which the Underwriters have been provided with written notice of; and

(iii) an opinion, subject to customary qualifications, of the Company's counsel or from local counsel in the Qualifying Jurisdictions (it being understood that such counsel may rely to the extent appropriate in the circumstance as to matters of fact, on certificates of the Company executed on its behalf by a senior officer of the Company) with respect to the following matters:

(A) the Company has the necessary corporate power and authority to execute and deliver the Preliminary Prospectus and the Final Prospectus and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Preliminary Prospectus and the Final Prospectus and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions in accordance with applicable Canadian Securities Laws;

(B) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under Canadian Securities Laws in order to qualify the distribution of the SR Shares and SR Warrants to the public in each of the Qualifying Jurisdictions by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of Canadian Securities Laws;

(C) the statements and opinions concerning tax matters set forth in the Final Prospectus under the headings (including for certainty, all subheadings under such headings) "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations", or under such other headings relating to tax matters, insofar as they purport to describe the provisions of the laws referred to therein are fair and adequate summaries of the matters discussed therein subject to the qualifications, assumptions and limitations set out under such headings; and

(D) the attributes of the Subscription Receipts and SR Shares and SR Warrants conform in all material respects with the description thereof contained in the Final Prospectus; and

(iv) opinions, comfort letters and other documents substantially similar to those referred to in this Section to the Underwriters and Underwriters' legal counsel, as applicable, with respect to any Supplementary Material, contemporaneously with, or prior to the filing of, any Supplementary Material.

8. Conditions to Purchase Obligations

8.1 The following are conditions of the Underwriters' obligations to complete the purchase of the Offered Securities from the Company as contemplated hereby, which conditions shall have been fulfilled by the Company on or prior to the Closing Time, other than as may be waived in writing in whole or in part by the Underwriters:

(a) the board of directors of the Company will have authorized and approved this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture, and the Acquisition Agreements and the sale and issuance of the Offered Securities and the issuance of the Underlying Securities and all matters relating to the foregoing.

(b) the Underwriters shall have received certificates dated the Closing Date, signed by appropriate officers of the Company, addressed to the Underwriters and their counsel, with respect to (i) the constating documents of the Company, (ii) all resolutions of the Company's board of directors, relating to the Offering, this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture, and the Acquisition Agreements and the transactions contemplated hereby and thereby, and (iii) the incumbency and specimen signatures of signing officers of the Company, in the form of a certificate of incumbency and such further certificates and other documentation as may be contemplated in this Agreement or as the Underwriters or their counsel may reasonably require.

(c) the Company will deliver a certificate of the Company signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company or such other senior officers of the Company as may be acceptable to the Underwriters, acting reasonably, addressed to the Underwriters and their counsel and dated the Closing Date, in form and content satisfactory to the Underwriters, acting reasonably, certifying that:

(i) no order, ruling or determination having the effect of suspending the sale of the Offered Securities or any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(ii) there has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Subsidiaries, on a consolidated basis, since December 31, 2021 to the date of this Agreement which has not been disclosed to the Underwriters;

(iii) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects at the Closing Time; and

(iv) the Company has, in all material respects, complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with or satisfied, other than conditions which have been waived by the Underwriters, at or prior to the Closing Time.

(d) the Underwriters shall have received favourable legal opinions addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the Underwriters, acting reasonably, dated the Closing Date, from counsel to the Company and where appropriate, counsel in the Selling Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i) as to the incorporation and subsistence of the Company under the CBCA and as to the Company having the requisite corporate power and capacity under the CBCA to carry on its business as presently carried on and to own its properties and assets;

(ii) as to the incorporation and subsistence of the Material Subsidiary under the laws of the jurisdiction of its existence and as to it having the requisite corporate power and capacity under the laws of its jurisdiction of existence to carry on its business as presently carried on and to own its properties and assets;

(iii) the Company is a "reporting issuer" not included on the list of issuers in default in the Reporting Provinces;

(iv) as to the authorized and issued capital of the Company and the Material Subsidiary, and in respect of the Material Subsidiary, the holder of the issued capital of the Material Subsidiary;

(v) as to the corporate power and authority of the Company to execute, deliver and perform its obligations under the Transaction Documents and to issue the Offered Securities and the Underlying Securities;

(vi) each of the Transaction Documents have been duly authorized, executed and delivered by the Company and constitute a valid and legally binding obligation of the Company enforceable against it in accordance with their respective terms;

(vii) the execution and delivery of the Transaction Documents and the performance by the Company of its obligations hereunder and thereunder, and the sale or issuance of the Offered Securities and issuance of the Underlying Securities do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the constating documents of the Company, any resolutions of the shareholders or directors of the Company, any applicable corporate laws or Securities Laws;

(viii) the Unit Shares have been issued as fully paid and non-assessable Common Shares;

(ix) the Unit Warrants have been issued pursuant to the Warrant Indenture;

(x) the Subscription Receipts have been issued pursuant to the Subscription Receipt Agreement;

(xi) the issuance and sale by the Company of the Offered Securities to the Purchasers in accordance with the terms of this Agreement and the Subscription Agreements are exempt from the prospectus requirements of Securities Laws in the Selling Jurisdictions and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the Securities Laws to permit such issuance and sale; it being noted, however, that the Company is required to file or cause to be filed with the Securities Regulators, a report on Form 45-106F1 prepared and executed pursuant to NI 45-106, together with the prescribed filing fee, within 10 days following the Closing Date;

(xii) no other documents will be required to be filed, proceedings, taken or approvals, permits, consents or authorizations obtained under the Securities Laws in connection with the first trade of the Offered Securities by the holders thereof, provided that a period of four (4) months and one (1) day has lapsed from the date of distribution of the Offered Securities;

(xiii) such other matters as the Underwriters or their counsel may reasonably request.

(e) the Underwriters shall have received a title opinion as of the Closing Date from counsel satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the Purchasers, relating to the right to or ownership of the Cariboo Gold Project and certain of the Acquisition Assets, in form and substance satisfactory to the Underwriters, acting reasonably.

(f) the Company will have caused a favourable legal opinions to be delivered by outside legal counsel addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the following matters:

(i) the incorporation and existence of each of Osisko Utah LLC and Tintic under the laws of their jurisdictions of incorporation;

(ii) as to the authorized share capital of each of Osisko Utah LLC and Tintic and the holders of the issued and outstanding shares of such entities; and

(iii) that each of Osisko Utah LLC and Tintic has all requisite corporate power under the laws of their respective jurisdictions of incorporation to carry on their business as presently carried on and to own their assets and properties.

(g) if any Offered Securities are being sold to Purchasers in the United States pursuant to this Agreement, the Company shall have caused a favourable legal opinion to be delivered by Paul, Weiss, Rifkind, Wharton & Garrison LLP, special United States counsel to the Company, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that it is not necessary in connection with (i) the offer, sale and delivery of the Units to the Underwriters under the Underwriting Agreement or in connection with the initial resale of the Units by the Underwriters in accordance with the provisions of the Underwriting Agreement to register the Units, Unit Shares, or Unit Warrants under the U.S. Securities Act or (ii) the offer, sale and delivery of the Subscription Receipts to the Underwriters under the Underwriting Agreement, the initial resale of the Subscription Receipts by the Underwriters, or the automatic exchange of the Subscription Receipts for the SR Shares and the SR Warrants, in each case in accordance with the provisions of the Underwriting Agreement and the Subscription Receipt Agreement, to register the Subscription Receipts, the SR Shares or the SR Warrants under the U.S. Securities Act, it being understood that no opinion is expressed as to any (a) subsequent reoffer or resale of Subscription Receipts, SR Shares, SR Warrants, Units, Unit Shares or Unit Warrants, (b) issuance of common shares of the Company upon the exercise of SR Warrants or Unit Warrants or (c) subsequent reoffer or resale of common shares of the Company issued upon the exercise of SR Warrants or Unit Warrants.

(h) the Underwriters shall have received a certificate of status or similar certificate with respect to the jurisdiction in which the Company, Osisko Utah LLC, the Material Subsidiary, and Tintic are incorporated.

(i) the Company will have caused its registrar and Transfer Agent to deliver a certificate as to the issued and outstanding Common Shares.

(j) this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture, and the Acquisition Agreements shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Underwriters and their counsel acting reasonably.

(k) the Company will deliver to the Underwriters copies of correspondence from the TSXV indicating that the TSXV has conditionally approved the listing of the Unit Shares, SR Shares, and Warrant Shares.

(l) the Underwriters being satisfied, in their sole discretion, with the due diligence review of the Company, Tintic and the Acquisition Assets, their respective subsidiaries and their respective business operations, performed by themselves and their representatives.

(m) prior to the Closing Time, any material change (actual, anticipated, contemplated or, to the knowledge of the Company threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company or Tintic relating to the Acquisition Assets (taken as a whole), as applicable, shall have been disclosed to the Underwriters in writing.

9. Closing

9.1 The Offering will be completed at the offices of the Company's counsel in the city of Toronto, Ontario at the Closing Time or electronically or such other place, date or time as may be mutually agreed to; provided that if the Company has not been able to comply in any material respect with any of the covenants or conditions set out herein required to be complied with by the Closing Time or such other date and time as may be mutually agreed to or such covenant or condition has not been waived by the Underwriters, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses, indemnity and contribution provided for in this Agreement.

9.2 At the Closing Time:

(a) the Company shall deliver to the Underwriters, in the City of Toronto the Offered Securities in physically certificated form or in electronic form, registered as directed by the Underwriters;

(b) the Underwriters shall deliver to the Company the aggregate gross proceeds of the Offering in respect of the Units;

(c) the Underwriters shall deliver to the Subscription Receipt Agent the aggregate gross proceeds of the Offering in respect of the Subscription Receipts; and

(d) the Company shall deliver to the Underwriters all of the Commission payable in respect of the Units and 50% of the Commission payable in respect of the Subscription Receipts (as further described in Section 15) together with all of the Eligible Expenses (as further described in Section 12) by way of certified cheque or electronic wire transfer, or by such other method agreed to by the Company and the Lead Underwriters.

10. Rights of Termination

10.1 The Underwriters (or any one of them) shall be entitled to terminate and cancel their (or its) obligations hereunder by written notice to that effect given to the Company on or before Closing if at any time prior to the Closing:

(a) Material Change. There shall have occurred any material change or change in any material fact, or there shall be discovered any previously undisclosed material change or material fact in relation to the Company or the Subsidiaries which was required to be disclosed in the Public Disclosure Record, which would be expected to have a significant adverse effect on the market price or value of the securities of the Company;

(b) Disaster. If there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any acts of terrorism or hostilities or other calamity, any escalation in the severity of the COVID-19 Outbreak since February 8, 2022 or any law or regulation which, in the opinion of any Underwriter, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Company and its Subsidiaries on a consolidated basis, or the market price or value of the securities of the Company;

(c) Proceedings. (A) Any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or credibly threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSXV or any securities regulatory authority (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any Underwriter) involving the Company and the Subsidiaries on a consolidated basis or any of their officers or directors, or (B) any law or regulation is enacted or proposed or changed that, in the opinion of any Underwriter, acting reasonably, operates to prevent or restrict the trading of the Company's securities or materially and adversely affects or will materially and adversely affect the market price or value of the Company's securities, or

(d) Breach. The Company is in material breach of any material term, condition or covenant of this Agreement, or any representation or warranty given by the Company in this Agreement is or becomes false in any material respect.

10.2 The rights of termination contained in this Section 10 may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by any Underwriter, there shall be no further liability on the part of such Underwriter to the Company or on the part of the Company to such Underwriter except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination and in respect of Section 11 (Indemnity) and Section 12 (Expenses) of this Agreement.

11. Indemnity

11.1 The Company and the Subsidiaries (collectively, the "Indemnitor") hereby agree to indemnify and hold the Underwriters and the directors, officers, employees, agents and shareholders of the Underwriters (collectively, the "Indemnified Parties" and each, an "Indemnified Party") harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities (collectively, "Losses"), whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against any Indemnified Party (collectively, the "Claims"), to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such Claims arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Indemnified Party hereunder or otherwise in connection with the Offering, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a) the Indemnified Party has been grossly negligent, engaged in willful misconduct or have committed any fraudulent act in the course of such performance; and

(b) the Claims as to which indemnification is claimed, were directly caused by the gross negligence, willful misconduct or fraud referred to in (i).

The Indemnitor agrees to waive any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Indemnitor also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any person asserting Claims on behalf of or in right of the Company for or in connection with the Offering except to the extent of the amount of any Losses suffered by the Company are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted solely from any of the events itemized in 11.1(a) or 11.1(b) above).

If for any reason (other than the occurrence of any of the events itemized in 11.1(a) or 11.1(b) above), the foregoing indemnification is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless, the Indemnitor shall contribute to the amount paid or payable by such Indemnified Parties as a result of such Losses in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party, as well as any relevant equitable considerations, provided that the Indemnitor shall, in any event, contribute to the amount paid or payable by the Indemnified Party as a result of such Losses, any excess of such amount over the amount of the fees received by the Indemnified Party, if any, under this Agreement.

The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or an Indemnified Party by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Indemnitor and/or the Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Indemnified Party, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its directors, officers, employees, agents and shareholders) and out-of-pocket expenses incurred at competitive rates by such directors, officers, employees, agents and shareholders in connection therewith shall be paid by the Indemnitor as they occur, provided that in no circumstances will the Indemnitor be required to pay the fees and expenses of more than one legal counsel for all of the Indemnified Parties, unless:

(i) the Indemnitor and the Indemnified Parties have mutually agreed to the retention of more than one legal counsel for the Indemnified Parties; or

(ii) the Indemnified Parties have or any of them has been advised in writing by legal counsel that representation of all of the Indemnified Parties by the same legal counsel would be inappropriate due to actual or potential differing interests between them.

Promptly after receipt of notice of the commencement of any legal proceeding against the Indemnified Parties or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Indemnified Parties will notify the Indemnitor in writing of the commencement thereof. Failure to so notify the Indemnitor shall not relieve the Indemnitor from liability except and only to the extent that the failure materially prejudices the Indemnitor. Throughout the course of such proceeding or investigation, the Indemnified Parties will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed.

The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by counsel of good standing acceptable to the Underwriters. Upon the Indemnitor notifying the Underwriters in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is not assumed by the Indemnitor, the Indemnified Parties, throughout the course thereof, shall provide copies of all relevant documentation to the Indemnitor, shall keep the Indemnitor advised of the progress thereof and shall discuss with the Indemnitor all significant actions proposed. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters advised of the progress thereof and will discuss with the Underwriters all significant actions proposed.

Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnitor's expense, to separately retain counsel of such Indemnified Party's choice, in respect of the defence of any Claim if: (i) the employment of such counsel has been authorized by the Indemnitor; or (ii) the Indemnitor has not assumed the defence and employed counsel therefor promptly after receiving notice of such Claim; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party's behalf), provided that the Indemnitor shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties.

No admission of liability, no settlement of any Claim, no compromise nor any consent to the entry of any judgement shall be made by the Indemnitor or the Indemnified Party without the prior written consent of the other such party affected.

The Indemnitor hereby acknowledges that the Underwriters act as trustee for the other Indemnified Parties of the Indemnitor's covenants under the indemnity described in this Section 11 and the Underwriters agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

The indemnity and contribution obligations of the Indemnitor under this Section 11 shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to Indemnified Parties and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor and any Indemnified Party. The foregoing provisions shall survive any termination of this Agreement or the completion of professional services rendered under this Agreement.

12. Expenses

12.1 The Company will pay all reasonable expenses and fees in connection with the Offering, including, without limitation (i) all expenses of or incidental to the creation, issue, sale, distribution and qualification of the Offered Securities and the Underlying Securities; (ii) all costs incurred in connection with the preparation of documentation relating to the Offering; (iii) the reasonable fees and expenses of the Underwriters' legal counsel, subject to a maximum of $150,000 (not inclusive of taxes and disbursements, which shall be paid in addition to such maximum amount); and (iv) all reasonable out-of-pocket expenses (plus applicable taxes) of the Underwriters (collectively, the "Eligible Expenses").

12.2 Eligible Expenses incurred by the Underwriters, or on their behalf, shall be payable directly by the Company at the Closing Time as directed by the Lead Underwriters.

12.3 Eligible Expenses shall be payable whether or not the Offering is completed.

13. Advertisements

13.1 The Company acknowledges that the Underwriters shall have the right, subject always to Section 2.4, at their own expense, to place such advertisement or advertisements relating to the sale of the Offered Securities contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law, including Securities Laws. The Company and the Underwriters each agree that they will not make public any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus or registration requirements of applicable securities legislation in any of the provinces of Canada or any other jurisdiction in which the Offered Securities shall be offered and sold not being available.

14. President's List

14.1 The Company shall be entitled to include certain Purchasers on a president's list for up to a maximum of 3,145,000 Offered Securities as shall be agreed upon by the Underwriters and the Company (the "President's List"), provided that:

(a) the Underwriters shall not be required to conduct a suitability review in respect of sales to Purchasers on the President's List;

(b) the Underwriters may in their sole discretion refuse to process any subscription for a prospective Purchaser on the President's List; and

(c) in addition to any indemnities described in Section 11, the Company shall indemnify and save harmless the Underwriters from any and all losses or expenses relating to sales to Purchasers on the President's List.

15. Underwriters' Consideration

15.1 In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall pay, in accordance with Section 15.2, to the Underwriters a cash commission equal 5.0% of the aggregate Gross Proceeds, other than in respect of sales of Offered Securities to certain Purchasers on the President's List, in which case no commission shall be payable (the "Commission").

All of the Commission in respect of the gross proceeds of the sale of Units will be paid by the Company to the Underwriters at the Closing Time. In respect of the Subscription Receipts, 50% of the Commission payable in connection with the sale of Subscription Receipts will be paid by the Company to the Underwriters at the Closing Time and the remaining 50% of the Commission will be held in escrow by the Subscription Receipt Agent pending satisfaction of the Escrow Release Conditions, in accordance with the terms of the Subscription Receipt Agreement (together with any interest accrued and actually earned thereon). The obligation of the Company to pay the portion of the Commission held in escrow pursuant to the terms of this Section 15.2 shall arise upon the satisfaction of the Escrow Release Conditions on or prior to the Escrow Release Deadline and, upon Escrow Release, shall be netted out of the Escrowed Funds and released to the Underwriters, or as the Lead Underwriters may otherwise direct, by the Subscription Receipt Agent.

15.2 The portion of the Commission payable to the Underwriters on the Closing of the Offering shall be payable directly by the Company at the Closing Time as directed by the Lead Underwriters by certified cheque or electronic wire transfer, or as further directed by the Lead Underwriters, and may be netted out of the gross proceeds payable by the Underwriters to the Company at the Closing Time.

16. Underwriters' Business

16.1 The Company acknowledges that the Underwriters may be engaged in securities trading and brokerage activities, and providing investment banking, investment management, financial and financial advisory services. In the ordinary course of their trading, brokerage, investment and asset management and financial activities, the Underwriters and their Affiliates may hold long or short positions, and may trade or otherwise effect or recommend transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Company or any other company that may be involved in any transaction with the Company. Each Underwriter and its Affiliates may also provide a broad range of normal course financial products and services to its customers (including, but not limited to banking, credit derivative, hedging and foreign exchange products and services), including companies that may be involved in any transaction with the Company.

17. Underwriters' Authority

17.1 The Company shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Underwriters by Eight Capital and Eight Capital shall represent the Underwriters and have authority to bind the Underwriters hereunder except in respect of a notice of termination pursuant to Section 10 or the exercise of the indemnity rights specified in Section 11 which shall require the action of the Underwriters. Each of the Underwriters agrees that the Eight Capital has been authorized in such regard.

18. Survival of Warranties, Representations, Covenants and Agreements

18.1 Other than as set forth in Section 6.1, all representations, warranties, covenants and agreements of the Company herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Underwriters or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Underwriters and the Purchasers, as applicable for a period of two years following the Closing Date. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Company or the contribution obligations of the Underwriters or those of the Company shall survive and continue in full force and effect, indefinitely, subject only to the applicable limitation period prescribed by law.

19. Notice of Waiver of Conditions Precedent Under the Acquisition Agreements

19.1 The Company hereby acknowledges and agrees that it will not waive any conditions of closing for its benefit which are set forth in the Acquisition Agreements or amend any terms of the Acquisition Agreements without the prior written consent of the Lead Underwriters, on behalf of the Underwriters.

20. Obligations of the Underwriters The sale of the Offered Securities in connection with the Offering shall be as to the following percentages:

Underwriter	Syndicate Position
Eight Capital	22.5%
BMO Nesbitt Burns Inc.	22.5%
National Bank Financial Inc.	22.5%
Canaccord Genuity Corp.	10.0%
RBC Capital Markets	10.0%
PI Financial Corp.	7.5%
Desjardins Securities Inc.	5.0%

If any one of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Securities at the Closing Time for any reason whatsoever, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Securities which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Securities, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Company shall have the right to terminate its obligations hereunder without liability except in respect of its indemnity and expense obligations in respect of the non-defaulting Underwriters. Nothing in this Section 20 shall oblige the Company to sell to the Underwriters less than all of the Offered Securities or shall relieve an Underwriter in default hereunder from liability to the Company.

21. General Contract Provisions

21.1 Notices. Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by email, as follows:

if to the Company:

Osisko Development Corp.

1100 Avenue des Canadiens-de-Montréal, Suite 300
Montréal, Québec H3B 2S2

Attention:	Sean Roosen, Chair & Chief Executive Officer
Email:	sroosen@osiskodev.com

with a copy to (which will not constitute delivery):

Bennett Jones LLP

One First Canadian Place, Suite 3400

Toronto, Ontario M5X 1A4

Attention:	Andrew Disipio
Email:	disipioa@bennettjones.com

or if to the Lead Underwriters, on behalf of the Underwriters:

Eight Capital

100 Adelaide Street West, Suite 2900

Toronto, Ontario M5H 1S3

Attention:	John Sutherland
Email:	jsutherland@viiicapital.com

BMO Nesbitt Burns Inc.

100 King Street West, 5th Floor
Toronto, Ontario M5X 1H3

Attention:	Ilan Bahar
Email:	ilan.bahar@bmo.com

National Bank Financial Inc.

130 King Street West, Suite 3200

Toronto, Ontario M5X 1J9

Attention:	John O'Sullivan
Email:	john.osullivan@nbc.ca

with a copy (which will not constitute delivery) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3C2

Attention:	Chad Accursi
email:	caccursi@cassels.com

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being electronically transmitted and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or email address.

21.2 Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

21.3 No Fiduciary Duty. The Company acknowledges and agrees that (i) the purchase and sale of the Offered Securities pursuant to this Agreement, including the determination of the Offering Price and any related discounts and commissions, is an arm's length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand; (ii) in connection with the Offering contemplated hereby and the process leading to such transaction, the Underwriters are and have been acting solely as principals and are not the agents or fiduciaries of the Company or its shareholders, creditors, employees or any other party; (iii) the Underwriters have not assumed and will not assume an advisory or fiduciary responsibility in favour of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Underwriters have advised or are currently advising the Company on other matters) and the Underwriters do not have any obligations to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement; (iv) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company; and (v) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

21.4 Entire Agreement. This Agreement, the other documents herein referred and the Engagement Letter constitute the entire agreement between the Underwriters and the Company relating to the subject matter of this Agreement.

21.5 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

21.6 Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriters and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

21.7 Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

21.8 Time of the Essence. Time shall be of the essence for all provisions of this Agreement.

21.9 Language. The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

21.10 Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

21.11 Counterparts and Facsimile. This Agreement may be executed and delivered by original facsimile or other electronic transmission in one or more counterparts which, together, shall constitute an original copy of this Agreement as of the date first noted above.

21.12 Relationship with TMX Group Limited. Certain of the Underwriters, including National Bank Financial Inc., or affiliates thereof, own or control an equity interest in TMX Group. In addition, certain of the Underwriters, or affiliates thereof, have nominee directors serving on the TMX Group's board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSXV. No Person is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service. National Bank Financial Inc. does not require the Company to list securities on any exchange owned by TMX Group, including the TSXV, as a condition of supplying or continuing to supply underwriting and/or other services.

[Remainder of page intentionally left blank. Signature pages follow.]

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below.

Yours very truly,

EIGHT CAPITAL

   Per: (signed) "John Sutherland"

           Authorized Signing Officer

BMO NESBITT BURNS INC.

   Per: (signed) "Ilan Bahar"

           Authorized Signing Officer

NATIONAL BANK FINANCIAL INC.

   Per: (signed) "John O'Sullivan"

           Authorized Signing Officer

CANACCORD GENUITY CORP.

   Per: (signed) "Tom Jakubowski"

           Authorized Signing Officer

RBC CAPITAL MARKETS

   Per: (signed) "Phil Wilkinson"

           Authorized Signing Officer

PI FINANCIAL CORP.

   Per: (signed) "Russell Mills"

           Authorized Signing Officer

DESJARDINS SECURITIES INC.

   Per: (signed) "Maciej Pach"

           Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

OSISKO DEVELOPMENT CORP.

Per: (signed) "Sean Roosen"

        Authorized Signatory

SCHEDULE "A"

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule "A" to the Underwriting Agreement dated as of March 2, 2022, between the Company and the Underwriters.

Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "A" is annexed.

The following terms shall have the meanings indicated:

"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and the Underlying Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

"Foreign Issuer" means "foreign issuer" as defined in Rule 902(e) of Regulation S;

"General Solicitation" and "General Advertising" mean "general solicitation" or "general advertising", as those terms are used under Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity, general solicitation or general advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the internet, or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"Offshore Transaction" means an "offshore transaction" as that term is defined in Rule 902(h) of Regulation S;

"Regulation D" means Regulation D under the U.S. Securities Act;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"U.S. Investment Company Act" means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder; and

"U.S. Purchaser" means any Purchaser that (a) receives or received an offer to acquire the Offered Securities while in the United States, and (b) a Person who was in the United States at the time such Person's buy order was made or the Subscription Agreement pursuant to which it is acquiring Units or Subscription Receipts was executed or delivered.

Representations, Warranties and Covenants of the Underwriters

The Underwriters acknowledge that the Offered Securities (and any Underlying Securities) have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Units may not be offered or sold within the United States, except in accordance with an applicable exemption from the registration requirements of the U.S. Securities Act and the qualification requirements of applicable state securities laws.

Each Underwriter, on behalf of itself and its U.S. Affiliate, if applicable, represents, warrants, covenants and agrees to and with the Company, on the date hereof and on the Closing Date, that:

1. It has not offered or sold, and will not offer or sell, at any time any Offered Securities except (a) in Offshore Transactions in compliance with Rule 903 of Regulation S, or (b) in the case of sales through its U.S. Affiliate, to persons in the United States as provided in this Schedule "A". Accordingly, none of the Underwriter, its affiliates (including the U.S. Affiliate) or any person acting on any of their behalf, has made or will make (except as permitted herein): (i) any offer to sell, or any solicitation of an offer to buy, any Offered Securities or any Underlying Securities to any person in the United States, (ii) any sale of Offered Securities or any Underlying Securities to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States or the Underwriter, its affiliates (including the U.S. Affiliate) or any person acting on any of their behalf, reasonably believed that such Purchaser was outside the United States, or (iii) any Directed Selling Efforts.

2. It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Securities except with its affiliates or the U.S. Affiliate, any selling group member or with the prior written consent of the Company; provided, that all sales offers and sales described in Section 1(i) or (ii) of this Schedule "A" shall be made through the U.S. Affiliate. The Underwriter shall require the U.S. Affiliate, if applicable, to agree, and each selling group member to agree in writing, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that the U.S. Affiliate and each selling group member complies with, the same provisions of this Schedule "A" as apply to the Underwriter as if such provisions applied to the U.S. Affiliate and such selling group member.

3. All offers of Offered Securities that have been or will be made by it in the United States, have been or will be made by such Underwriter through the U.S. Affiliate and in compliance with all applicable U.S. federal and state broker-dealer requirements. The U.S. Affiliate is a Qualified Institutional Buyer and is duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were or will be made (unless exempted from the respective state's broker-dealer registration requirements), and a member in good standing with the Financial Industry Regulatory Authority, Inc.

4. None of it, its affiliates (including the U.S. Affiliate), or any person acting on any of its or their behalf has utilized, and none of such persons will utilize, any form of General Solicitation or General Advertising in connection with the offer and sale of the Offered Securities in the United States, or has offered or will offer any Offered Securities in any manner involving a public offering in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5. Immediately prior to soliciting U.S. Purchasers, the Underwriter, its affiliates (including the U.S. Affiliate), and any person acting on any of their behalf had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and at the time of completion of each sale by the Company to a person in the United States, the Underwriter, its affiliates (including the U.S. Affiliate), and any person acting on any of their behalf will have reasonable grounds to believe and will believe, that each Purchaser purchasing the Offered Securities from the Company is a Qualified Institutional Buyer who is acquiring the Offered Securities (i) for its own account or (ii) for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion, in a transaction that is exempt from registration under the U.S. Securities Act pursuant to Rule 144A.

6. All offerees of the Offered Securities in the United States solicited by it shall be informed that the Offered Securities (and any Underlying Securities) have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the Offered Securities are being offered and sold to such U.S. Purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A under the U.S. Securities Act, and similar exemptions for private offerings under applicable state securities laws.

7. It agrees to deliver, through the U.S. Affiliate, to each person in the United States to whom it offers to sell or from whom it solicits any offer to buy the Offered Securities the form of Subscription Agreement. No other written material will be used in connection with the offer or sale of the Offered Securities in the United States.

8. Prior to completion of any sale of Offered Securities in the United States, each such U.S. Purchaser thereof must be a Qualified Institutional Buyer and must provide to the Underwriter, or the U.S. Affiliate, a completed Subscription Agreement, including an executed purchaser letter substantially in the form of Schedule "C" to the Subscription Agreement, and shall provide the Company with copies of all such completed and executed agreements for acceptance by the Company.

9. At least two Business Days prior to the Closing Date, it will provide the Company and its counsel with a list of all U.S. Purchasers.

10. None of the Underwriter, its affiliates (including the U.S. Affiliate), or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the Offering.

11. At the Closing, the Underwriter will, together with the U.S. Affiliate, provide a certificate, substantially in the form of Annex I to this Schedule "A", relating to the manner of the offer and sale of the Offered Securities in the United States. Failure to deliver such a certificate shall constitute a representation by such Underwriter and such U.S. Affiliate that neither it nor anyone acting on its behalf has offered or sold Offered Securities to U.S. Purchasers.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees as at the date hereof and as at the Closing Date that:

1. The Company is, and at the Closing Date will be, a Foreign Issuer and reasonably believes there is no Substantial U.S. Market Interest with respect to the Offered Securities and the Underlying Securities.

2. The Company is not, and following the application of the proceeds from the sale of the Offered Securities will not be, registered or required to be registered as an "investment company" (as such term is defined in the U.S. Investment Company Act) under the U.S. Investment Company Act.

3. Except with respect to sales to Qualified Institutional Buyers solicited by the U.S. Affiliate in reliance upon the exemption from registration available under Rule 144A uinder the U.S. Securities Act, none of the Company, its affiliates, or any person acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to a person in the United States; or (b) any sale of Offered Securities unless, at the time the buy order was or will have been originated, (i) the Purchaser is outside the United States or (ii) the Company, its affiliates, and any person acting on any of their behalf reasonably believes that the Purchaser is outside the United States.

4. During the period in which Offered Securities are offered for sale, none of the Company, its affiliates, or any person acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts or has taken or will take any action that would cause the exemption afforded by Rule 144A of the U.S. Securities Act or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of Offered Securities in accordance with the Underwriting Agreement, including this Schedule "A".

5. None of the Company, its affiliates or any person acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Offered Securities in the United States by means of any form of General Solicitation or General Advertising or has taken or will take any action that would constitute a public offering of the Offered Securities in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6. None of the Company or any of its affiliates or any persons acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell (i) any of the Offered Securities in the United States, except for offers made through the Underwriter and the U.S. Affiliate, if applicable, and sales by the Company in reliance on the exemption from registration under the U.S. Securities Act provided by Rule 144A of the U.S. Securities Act; or (ii) any of the Offered Securities outside the United States, except for offers and sale made in Offshore Transactions in accordance with Rule 903 of Regulation S.

7. None of the Company or any of its affiliates or any persons acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) (i) has engaged or will engage in any Directed Selling Efforts or (ii) has taken or will take any action that would cause the exemption afforded by Rule 144A promulgated pursuant to the U.S. Securities Act to be unavailable for offers and sales of Offered Securities in the United States in accordance with this Schedule "A", or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities in Offshore Transactions in accordance with the Underwriting Agreement.

8. None of the Company, its affiliates or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

General

Each Underwriter (and its U.S. Affiliate) on the one hand and the Company on the other hand understand and acknowledge that the other parties hereto will rely on the truth and accuracy of the representations, warranties, covenants and agreements contained herein.

ANNEX "I" TO SCHEDULE "A"

UNDERWRITER'S CERTIFICATE

In connection with the private placement in the United States of Offered Securities of the Company pursuant to the Underwriting Agreement, the undersigned Underwriter and [⬤], its U.S. Affiliate, do hereby certify as follows:

(a) the Offered Securities have been offered and sold by us in the United States only by the U.S. Affiliate which was on the dates of such offers and sales, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act, and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority, Inc.;

(b) immediately prior to transmitting the form of Subscription Agreement to offerees in the United States, we had reasonable grounds to believe and did believe that each such person was a Qualified Institutional Buyer, and we continue to believe that each U.S. Purchaser that we have arranged is a Qualified Institutional Buyer on the date hereof;

(c) all offers and sales of the Offered Securities by us in the United States have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(d) no form of General Solicitation or General Advertising was used by us in connection with the offer and sale of the Offered Securities in the United States and we have not offered and will not offer any Offered Securities in any manner involving a public offering in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(e) prior to any sale of Offered Securities to a person in the United States that is a Qualified Institutional Buyer, we caused such person to execute a Subscription Agreement in the form agreed to by the Company and the Underwriter, including a purchaser letter in the form of Schedule "C" to the Subscription Agreement;

(f) neither we, nor our affiliates nor any person acting on any of our behalf have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities; and

(g) the offering of the Offered Securities has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule "A" attached thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule "A" attached thereto) unless defined herein.

DATED as of this ______ day of ____________, 2022.

	[NAME OF UNDERWRITER]		[NAME OF U.S. AFFILIATE]

By:		By:
	Authorized Signing Officer		Authorized Signing Officer